82 1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

August 12, 2003

SYMBOL: GGL.TSX Venture

Work begins on Doyle property: includes drilling, ground geophysics on kimberlite sill, other targets

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) is pleased to announce that De Beers Canada Exploration Inc. (formerly Monopros Limited) is set to begin exploration work on August 16 in the area of the diamondiferous sill located on claims LA 26-30, in the Doyle Lake area in the Northwest Territories. The program, on and near the sill, will include core drilling, collection of kimberlite samples to be analysed for microdiamonds from selected intersections, and follow-up ground geophysical work. Plans to recommence exploration on these previously disputed claim areas were announced in June.

The resumption of exploration work on the kimberlite sill and its potential extensions, comes after the Federal Tribunal decision in GGL Diamond's favor, announced May 2, 2003. Work on the property had been at a standstill since 1996, when the Section 84 dispute began. (Please refer to www.ggldiamond.com web site for additional information about the tribunal and the original dispute.)

The 2003 Doyle drill program will begin to define the strike length and dip of the Doyle kimberlite. According to the geophysical surveys of the area, significant extensions to the sill may be anticipated. The program will also test other kimberlite targets in the T-Lake area, based on previously obtained indicator results and geophysics.

The Doyle Lake project, adjacent to Mountain Province (T-MPV) Kennady Lake claims, is located approximately 270 km to the northeast of Yellowknife. De Beers, 60% owner and project operator of the joint venture with GGL, has spent over $6 million to date on the project.

Located 8.5 km southwest of MPV's "Hearne" kimberlite pipe, the kimberlite sill was discovered in August 1996. At the time, a 125.2 kg sample from the drill cuttings, unavoidably diluted with granite country rock, yielded 67 microdiamonds greater than 0.075 mm. An indicator mineral train that reflected a high count and exceptionally good diamond chemistry had led GGL geologists to the sill location.

A map of the area has been posted to our website www.ggldiamond.com.

GGL DIAMOND CORP.



Raymond A. Hrkac
President


03029414

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

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